EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES - DUKE ENERGY CORPORATION
The ratio of earnings to fixed charges is calculated using the Securities and Exchange Commission guidelines.

	Six Months Ended June 30,	Years Ended December 31,
(in millions)	2015	2014	2013(d)	2012(a) (d)	2011(d)	2010(d)
Earnings as defined for fixed charges calculation
Add:
Pretax income from continuing operations(b)	$2,035	$3,998	$3,657	$2,068	$1,975	$2,062
Fixed charges	944	1,871	1,886	1,510	1,057	1,045
Distributed income of equity investees	48	136	109	151	149	111
Deduct:
Preferred dividend requirements of subsidiaries	—	—	—	3	—	—
Interest capitalized	8	7	8	30	46	54
Total earnings	$3,019	$5,998	$5,644	$3,696	$3,135	$3,164

Fixed charges:
Interest on debt, including capitalized portions	$868	$1,733	$1,760	$1,420	$1,026	$1,008
Estimate of interest within rental expense	76	138	126	87	31	37
Preferred dividend requirements	—	—	—	3	—	—
Total fixed charges	$944	$1,871	$1,886	$1,510	$1,057	$1,045
Ratio of earnings to fixed charges	3.2	3.2	3.0	2.4	3.0	3.0
Ratio of earnings to fixed charges and preferred dividends combined(c)	3.2	3.2	3.0	2.4	3.0	3.0
(a)    Includes the results of Progress Energy, Inc. beginning on July 2, 2012.
(b)    Excludes amounts attributable to noncontrolling interests and income or loss from equity investees.
(c)    For the period presented, Duke Energy Corporation had no preferred stock outstanding.
(d)    Operating results have been revised to reflect the impact of discontinued operations.